

August 6, 2010

Ms. Patricia A. Gray
Senior Vice President and General Counsel
American Science and Engineering, Inc.
829 Middlesex Turnpike
Billerica, Massachusetts 01821

      Re: **American Science and Engineering, Inc.**
              Form 8-K for Item 4.01
              Filed on July 26, 2010
              Amended on August 5, 2010
              File No. 001-06549

Dear Ms. Gray:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief